UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 3)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FREEPORT-McMoRan INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	74-2480931
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

333 North Central Avenue
Phoenix, AZ	85004-2189
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.10 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.   [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.   [  ]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.   [  ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:	None

EXPLANATORY NOTE

This Amendment No. 3 amends the Form 8-A filed on June 29, 1995, Amendment No. 1 to Form 8-A filed on November 26, 1996 and Amendment No. 2 to Form 8-A filed on January 26, 2009 by Freeport-McMoRan Inc. (“FCX”) to update FCX’s “Description of Capital Stock.”

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following summary of the terms of the capital stock of FCX is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) and the complete text of FCX’s certificate of incorporation and by-laws. Copies of the FCX certificate of incorporation and by-laws are incorporated herein by reference and will be sent to you at no charge upon request.

Authorized Capital Stock

Under our certificate of incorporation, our authorized capital stock consists of 1,800,000,000 shares of common stock, $0.10 par value per share, and 50,000,000 shares of preferred stock, $0.10 par value per share. As of June 30, 2015, there were issued and outstanding 1,040,217,108 shares of common stock (not including 128,100,337 shares held in treasury) and no shares of preferred stock.

As of June 30, 2015, 48,222,501 shares of common stock were authorized for issuance upon exercise of stock options (of which 36,804,629 were exercisable), 6,166,373 shares were authorized for issuance upon the vesting of restricted stock units and 2,198,000 shares were authorized for issuance upon the vesting of performance share units. In addition, as of June 30, 2015, we had 1,335,929 outstanding stock appreciation rights (of which 1,075,048 were exercisable), 4,095,648 restricted stock units and up to 1,164,800 performance share units that will be settled in cash.

Description of Common Stock

Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable.

Voting rights. Each share of common stock has one vote. Subject to the rights of holders of any shares of preferred stock, holders of common stock are entitled to elect all of the authorized number of members of the board of directors. Our by-laws provide that directors are elected by a majority of the votes cast; provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by plurality vote. In an uncontested election, any nominee who has a majority of votes cast “withheld” from his or her election must promptly tender his or her resignation to the board of directors, which shall be addressed by the board of directors as set forth in the by-laws.

Dividend rights; rights upon liquidation. Holders of the common stock will share ratably in any cash dividend that may from time to time be declared with respect to the common stock by our board of directors. In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of the common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.

Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.

Transfer agent. The transfer agent and registrar for the common stock is Computershare Shareowner Services LLC.

NYSE. Our common stock is listed on the New York Stock Exchange under the symbol “FCX.”

Certain Provisions of our Certificate of Incorporation and By-Laws

Supermajority voting/fair price requirements. Our certificate of incorporation provides that the approval of the holders of not less than 66 2/3% of our outstanding common stock is required for:

•	Any merger or consolidation of our company or any of our subsidiaries with or into any person or entity, or any affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 20% or more of our common stock, which we refer to as an interested party;
•	any merger or consolidation of an interested party with or into our company or any of our subsidiaries;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 10% of the fair market value of the total assets of our company or any of our subsidiaries in one or more transactions involving an interested party;
•	the adoption of any plan or proposal for liquidation or dissolution of our company proposed by or on behalf of any interested party;
•	the issuance or transfer by us or any of our subsidiaries of securities having a fair market value of $10 million or more to any interested party; or
•	any recapitalization, reclassification, merger or consolidation of our company or any of our subsidiaries that would increase an interested party’s voting power in our company or any of our subsidiaries.

However, the 66 2/3% voting requirement is not applicable if:

•	our board of directors approves the transaction, or approves the acquisition of the common stock that caused the interested party to become an interested party, and the vote includes the affirmative vote of a majority of our directors who are not affiliates of the interested party and who were members of our board of directors prior to the time the interested party became the interested party;
•	the transaction is solely between us and any of our wholly owned subsidiaries or between any of our wholly owned subsidiaries; or
•	the transaction is a merger or consolidation and the consideration to be received by our common stockholders is at least as high as the highest price per share paid by the interested party for our common stock on the date the common stock was last acquired by the interested party or during a period of two years prior.

Amendments to supermajority voting requirement. The affirmative vote of at least 66 2/3% of our company’s outstanding common stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the supermajority voting/fair price requirements described above.

Effects of authorized but unissued common stock and blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Advance notice of intention to nominate a director. Our by-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by our board of directors. Any nomination that fails to comply with these requirements may be disqualified.

Advance notice of stockholder proposals. Our by-laws permit a stockholder proposal to be presented at a stockholders’ meeting only if prior written notice of the proposal is provided to us within the time periods and in the manner specified in the by-laws.

Ability of stockholders to call special meetings. Our by-laws provide that, except to the extent that holders of preferred stock have been granted the right to call a special meeting, special meetings of the stockholders may be called only by (1) the board of directors; (2) the chairman of the board, any vice chairman of the board or the president; or (iii) stockholders owning at least 15% of our outstanding common stock.

Action by written consent. Our by-laws permit our stockholders to take any action required or permitted to be taken at any annual or special meeting of stockholders by written consent of stockholders having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Removal of directors; filling vacancies on board of directors. Our certificate of incorporation provides that any director may be removed, with cause, by a vote of the holders of common stock and the holders of any voting preferred stock, voting together. In addition, any vacancies on the board of directors resulting from the death, resignation or removal of a director may be filled by a vote of holders of common stock and holders of voting preferred stock, voting together. The certificate of incorporation also provides that the remaining directors, regardless of any quorum requirements set out in the by-laws, may fill any vacancy (including any resulting from an increase in the authorized number of directors) by majority vote.

Amendment of by-laws. Our certificate of incorporation and by-laws provide that the by-laws may be altered, amended, changed or repealed by vote of the stockholders or at any meeting of the board of directors by the vote of a majority of the directors present or as otherwise provided by statute.

Limitation of liability of directors and officers. As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholders’ rights to recover monetary damages against a director or officer for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-monetary relief, such as an injunction or rescission. The SEC has taken the position that this provision will have no effect on claims arising under the federal securities laws.

In addition, our certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer who (because of the fact that he or she is or was our director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by the director or officer in advance of the final disposition of a proceeding according to applicable law.

Preferred Stock

We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

Item 2. Exhibits.

1.	Composite Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Form 10-Q filed on August 11, 2014 (File No. 001-11307-01)).

2.	Composite By-Laws of the Company, as of July 14, 2014 (incorporated by reference to Exhibit 3.2 to the Form 8-K filed on July 2, 2014 (File No. 001-11307-01)).

3.	Specimen Common Stock Certificate.*

* Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Freeport-McMoRan Inc.

By:	/s/ Kathleen L. Quirk
Kathleen L. Quirk
Executive Vice President, Chief Financial Officer & Treasurer

Date: August 10, 2015